UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sonoma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83558L105

(CUSIP Number)

March 2, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 83558L105

1.	Name of Reporting Person: Montreux Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 571,428

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 571,428

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 571,428

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.26% (2)

12.	Type of Reporting Person: PN

(1)   This Schedule 13G is filed by Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”) and Daniel K. Turner III (“Turner” and together with MEP V and MEM V, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Based upon 6,171,736 shares of the Common Stock of the Issuer outstanding as of March 5, 2018, based on 4,743,166 shares of the Common Stock of the Issuer outstanding immediately prior to the Company’s public offering of its Common Stock on March 5, 2018 and 1,428,570 shares of the Common Stock of the Issuer offered pursuant to the public offering of its Common Stock on March 5, 2018, as reported by the Issuer in its prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission on March 5, 2018.

SCHEDULE 13G

CUSIP No. 83558L105

1.	Name of Reporting Person: Montreux Equity Management V, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 571,428

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 571,428

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 571,428

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.26% (2)

12.	Type of Reporting Person: CO

(1)   This Schedule 13G is filed by Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”) and Daniel K. Turner III (“Turner” and together with MEP V and MEM V, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Based upon 6,171,736 shares of the Common Stock of the Issuer outstanding as of March 5, 2018, based on 4,743,166 shares of the Common Stock of the Issuer outstanding immediately prior to the Company’s public offering of its Common Stock on March 5, 2018 and 1,428,570 shares of the Common Stock of the Issuer offered pursuant to the public offering of its Common Stock on March 5, 2018, as reported by the Issuer in its prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission on March 5, 2018.

SCHEDULE 13G

CUSIP No. 83558L105

1.	Name of Reporting Person: Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 571,428

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 571,428

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 571,428

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.26% (2)

12.	Type of Reporting Person: IN

(1)   This Schedule 13G is filed by Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”) and Daniel K. Turner III (“Turner” and together with MEP V and MEM V, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Based upon 6,171,736 shares of the Common Stock of the Issuer outstanding as of March 5, 2018, based on 4,743,166 shares of the Common Stock of the Issuer outstanding immediately prior to the Company’s public offering of its Common Stock on March 5, 2018 and 1,428,570 shares of the Common Stock of the Issuer offered pursuant to the public offering of its Common Stock on March 5, 2018, as reported by the Issuer in its prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission on March 5, 2018.

Item 1.
	(a)	Name of Issuer: Sonoma Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1129 N. McDowell Blvd. Petaluma, California 94954

Item 2.
(a)

Name of Person Filing:
MEP V is a Delaware limited partnership whose principal business is making investments in the securities of other entities.  MEM V is a Delaware limited liability company and the sole general partner of MEP V. Turner is an individual and citizen of the United States of America and sole manager of MEM V.

	(b)	Address or Principal Business Office or, if none, Residence: One Ferry Building Suite 255 San Francisco, CA 94111
	(c)	Citizenship or Place of Organization: MEP V and MEM V: Delaware. Turner: United States of America.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 83558L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned

MEP V	571,428
MEM V	571,428	(1)
Turner	571,428	(2)

(b)   Percent of Class (3)

MEP V	9.26%
MEM V	9.26%	(1)
Turner	9.26%	(2)

(c)(i) Number of shares to which the person has Sole power to vote or direct the vote

MEP V	0
MEM V	0
Turner	0

(c)(ii) Number of shares to which the person has Shared power to vote or direct the vote

MEP V	571,428
MEM V	571,428
Turner	571,428

(c)(iii) Number of shares to which the person has Sole power to dispose or direct the disposition of

MEP V	0
MEM V	0
Turner	0

(c)(iv) Number of shares to which the person has Shared power to dispose or direct the disposition of

MEP V	571,428
MEM V	571,428
Turner	571,428

(1)           MEM V serves as investment manager to and general partner of MEP V. By reason of such relationships, MEM V may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V.  MEM V disclaims beneficial ownership of all such shares.

(2)           Turner serves as sole manager of MEM V. By reason of such relationship, Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V. Turner disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in MEP V and MEM V.

(3)           Based upon 6,171,736 shares of the Common Stock of the Issuer outstanding as of March 5, 2018, based on 4,743,166 shares of the Common Stock of the Issuer outstanding immediately prior to the Company’s public offering of its Common Stock on March 5, 2018 and 1,428,570 shares of the Common Stock of the Issuer offered pursuant to the public offering of its Common Stock on March 5, 2018, as reported by the Issuer in its prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission on March 5, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit I	—	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

MONTREUX EQUITY PARTNERS V, L.P.

By:	Montreux Equity Management V, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX EQUITY MANAGEMENT V, LLC

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

DANIEL K. TURNER III

By:	/s/ Daniel K. Turner III
Daniel K. Turner III

Signature Page to Schedule 13G

Issuer: Sonoma Pharmaceuticals, Inc.